Exhibit 99.76

Kangari Consulting LLC – Vox Royalty Corp.	1
NI 43-101 Technical Report – Janet Ivy Gold Mine

NI 43-101 Technical Report
Janet Ivy Gold Mine (M26/446)
Western Australia, Australia

Effective Date: 30 September 2021

Report Date: 5 October 2021

Report Prepared for

Vox Royalty Corp.

Strathvale House, 90 North Church St,

Grand Cayman, Cayman Islands

Report Prepared by

Kangari Consulting LLC

1000 Brickell Ave, Ste 715

Miami, Florida, United States of America

Signed by Qualified Persons:

Timothy J. Strong, BSc (Hons) ACSM FGS MIMMM RSci – Principal Geologist

Matthew Randall, BSc (Hons) PhD, ACSM MIMMM CEng – Principal Mining Engineer

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Table of Contents

Table of Contents	2

1 Summary	5
1.1 Royalty Interest	6
1.2 Property Description and Location	6
1.3 History of Previous Work	6
1.4 Geology	10
1.5 Recommendations	10

2 Introduction and Terms of Reference	11
2.1 Scope of Work	11
2.2 Qualifications of Kangari Consulting Limited and KCL Team	12
2.3 Site Visit	12
2.4 Units and Currency	12
2.4.1 Glossary of Terms	13

3 Reliance on Other Experts	14

4 Property Description and Location	15
4.1 Location	15
4.2 Mineral Tenure	16
4.3 Underlying Agreements	17
4.4 Environmental Considerations	18

5 Accessibility, Climate, Local Resources, Infrastructure, and Physiography	19
5.1 Accessibility	19
5.2 Local Resources	20
5.3 Climate	20
5.4 Physiography and Vegetation	21
5.5 Infrastructure	22

6 History	22
6.1 Historic Exploration	23
6.1.1 Fort Scott	23
6.1.2 Fort William	23
6.1.3 Janet Ivy	24

7 Geological Setting and Mineralisation	29
7.1 Regional Geology	29
7.2 Property Geology	29
7.2.1 Mineralisation	30
7.2.2 Structure	30

8 Deposit Types	30

9 Exploration	31

10 Drilling	31
10.1 1987 to 1991	31
10.2 1993 to 2000	31
10.3 2001 Onward	31
10.4 Drill Sample Recovery	32
10.5 Logging	32

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11 Sample Preparation, Analyses, and Security	32
11.1 1987 to 1991	33
11.2 1993 to 2000	33
11.3 2001 Onwards	34

12 Data Verification	36

13 Mineral Processing and Metallurgical Testing	36

14 Mineral Resource Estimates	38

15 Mineral Reserve Estimates	39
15.1 Mineral Reserve	39
15.2 Mineral Resource	40

16 Mining Methods	42
16.1 Mineral Reserve	42
16.2 Heap Leach Study	42
16.3 Geotechnical Modelling	43
16.4 Hydrogeology	45
16.5 Mining Infrastructure	46

17 Recovery Methods	47

18 Project Infrastructure	49

19 Market Studies and Contracts	49

20 Environmental Studies, Permitting, and Social or Community Impact	50

21 Capital and Operating Costs	50

22 Economic Analysis	50

23 Adjacent Properties	50

24 Other Relevant Data and Information	51

25 Interpretation and Conclusions	51
25.1 Potential Risks	52

26 Recommendations	52

27 References	52

28 Statements of Qualifications and Consent	53

29 Date and Signatures	55

List of Figures

Figure 4-1 Location of the Janet Ivy Mine in Western Australia (Google Maps 2021)	15

Figure 4-2 Location of the Janet Ivy Mine Area (Source: Vox Royalty)	16

Figure 4-3 Location of the royalty within the wider Binduli Project Areas	18

Figure 5-1 Janet Ivy Mine Regional Location and Access	20

Figure 5-2 Daily Temperatures in Kalgoorlie (from kalgoorlietourism.com)	21

Figure 13-1 Proposed Heap Leach Processing Flow Chart (Source: Talis, 2020)	37

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Figure 15-1 Location of Mine design (Talis 2020)	41

Figure 16-1 Berm Width typical sections for a 10m lift (Source: Talis, 2020)	44

Figure 17-1 Proposed Heap Leach Processing Flow Chart (Source: Talis, 2020)	49

Figure 23-1 Janet Ivy Area and Adjacent Licences	51

List of Tables

Table 2-1 Glossary of Terms	13

Table 6-1 2002 Janet Ivy Resources (source: Placer Dome Annual Report 2002)	27

Table 14-1 Resource Table for M26/446 as of 31 December 2014 (Source: Norton Gold Fields 2015)	38

Table 14-2 Estimation Parameters by Deposit (Source: Norton Gold Fields 2015)	38

Table 15-1 Ore Reserve Parameter Summary	40

Table 15-2 Norton Gold Fields - Ore Reserves as at 31st December 2014	40

Table 15-3 Mining Design Results as of December 2020 (Source: Talis 2020)	41

Table 16-1 Mine Plan Overview (Source: Talis 2020)	43

Table 16-2 Geotechnical Recommendations (Source: Talis 2020)	44

List of Plates

Plate 5-1 View of the Janet Ivy Mine area showing Physiography and Vegetation (Source: Norton Gold Fields)	22

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NI 43-101 Technical Report – Janet Ivy Gold Mine

1	Summary

This report was prepared as a Canadian National Instrument 43-101 (“NI 43-101”) Technical Report (“Technical Report”) for Vox Royalty Corp. (“Vox Royalty” or the “Company”) by Kangari Consulting LLC (“KCL”) on the Janet Ivy Gold Mine (“Janet Ivy”) in Western Australia. Janet Ivy is owned by Norton Gold Fields Pty Ltd (“Norton” or the “Operator”); a wholly owned subsidiary of Hong Kong listed Zijin Mining Group Co., Limited (“Zijin”) and headquartered at Paddington Site, Menzies Highway, Kalgoorlie, WA, 6430, Australia. Vox Royalty is an Ontario corporation existing under the laws of the Province of Ontario, Canada, with its principal place of business located at 4th Floor, Strathvale House, 90 North Church Street, George Town, Grand Cayman, Cayman Islands.

KCL has been informed that this technical report is required as a result of Section 4.2(1) of NI 43-101.

Pursuant to a royalty sale and purchase agreement dated March 27, 2021, among the Company, Vox Royalty Australia Pty Ltd (“Vox Australia”), Horizon Minerals Limited (‘’Horizon’’) and Black Mountain Gold Limited, Vox Australia (a wholly-owned, indirect subsidiary of Vox) acquired a royalty interest in Janet Ivy. KCL understands that the company has no other ownership or equity interest in Janet Ivy.

KCL understands that the Company has requested, but has not been granted, access to exploration and operating data from Norton. Exploration and mining companies are not required to, and as a matter of practice do not normally disclose detailed information to companies which hold a royalty interest in their projects. The royalty holder is therefore limited in the amount of information and details it can disclose to which is available in the public domain. This Technical Report therefore relies exclusively upon general information available in the public domain as described in Section 2 of this Technical Report. This Technical Report has been prepared based on the exemption available under Section 9.2 (Exemption for Royalty or Similar Interests) of NI 43-101, which provides that, where such access has not been granted to the royalty holder, the royalty holder is not required to perform current inspection of the project site, nor is it required to complete those items under Form 43-101F1 that requires data verification, inspection of documents, or personal inspection of the property. Studies and additional references for this Technical Report are listed in Section 27 of this Technical Report. KCL has reviewed the available project data as sourced from the public domain and incorporated the results thereof, with appropriate comments and adjustments as needed, in the preparation of this Technical Report.

KCL did not conduct a site visit nor did it review the following items as prescribed by NI 43-101, because the royalty holder does not have access to this data:

•	Geological investigations, reconciliation studies, independent check assaying and independent audits; and

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•	Estimates and classifications of mineral resources and mineral reserves, including the methodologies applied by the mining company in determining such estimates and classifications, such as check calculations.

•	KCL did not independently sample and assay portions of the deposit because the Company has not been granted access to the project.

1.1	Royalty Interest

On March 27, 2021 Vox Royalty and Vox Australia entered into a binding agreement with Horizon and Black Mountain to acquire the Janet Ivy and Otto Bore Western Australian gold royalties for total consideration of A$7,000,000. On behalf of Vox Australia (the assignee of each royalty), Vox Royalty paid upfront cash of A$4,000,000. Contingent upon Vox Royalty receiving cumulative royalty payments in excess of A$750,000 from Janet Ivy, a further A$3,000,000 is payable, in cash or Vox Royalty shares, at Vox Royalty’s sole election.

The Janet Ivy royalty rate is A$0.50/tonne on any ore mined from Mining License M26/446 which covers four separate gold deposits: Janet Ivy (currently being mined), Karen Louise, Fort Scott and Fort William. These four gold deposits are the planned ore sources for an expansion project called Binduli North that is currently in construction phase.

1.2	Property Description and Location

The Janet Ivy Mine is located in the Kalgoorlie Region of Western Australia, approximately 10km west of Kalgoorlie. The property is approximately 526 kilometers by road from Perth, the State capital.

The Janet Ivy Mine is located on Mining License M26/446 which is wholly owned by Norton. The license covers 510.35 hectares.

1.3	History of Previous Work

Janet Ivy and adjacent areas have been known of since the 1890’s and have had various levels of work and production completed to date.

Gifford (1989) notes that in the late 1800’s 388.32 tonnes for 7.336kg of gold was produced on the property.

Between 1969 and 1984 Broken Hill Proprietary Limited Company conducted base metal exploration work. Anomalous gold values were found but it is unclear if follow-up sampling was undertaken by the group.

In 1987, Bollinger Mining and Exploration NL conducted a Multispectral Scanner survey. Their focus was on structurally controlled gold mineralisation and hence employed this remote sensing tool to detect structures through surficial cover.

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Between 1988 and 1989, Intercontinental Gold and Minerals NL acquired aeromagnetic data and aerial photos for the licence and also conducted RC drilling and RAB drilling totalling 5,417 meters in 109 holes.

Between 1989 and 1991 the property was held by ACM Gold Limited through a joint venture with Intercontinental Gold and Minerals NL. During this time RAB and RC drilling was completed totalling 3,477 meters in 89 holes. It is recorded that this drill spacing was carried out at 50-100 meters.

Intermin Resources Corporation Ltd (“Intermin”) owned and operated the project between 1993 and 1996 and carried out a ground magnetic survey, trenching, reconnaissance soil geochemical sampling and RC and diamond drilling (IRC and IND series holes). Most of this initial work was focussed on the Janet Ivy area but exploration programs were also conducted on the Eastern Porphyry, Victoria United and Karen Louise areas.

By late 1994 the project had progressed to pre-feasibility stage for mining of part of the Janet Ivy Resource. Through 1995 resources and reserves were defined, metallurgical test work was undertaken and a feasibility study was completed. Intermin continued to explore the project area through additional RAB, aircore and RC drilling until late 1996 when Pegasus Gold Australia Ltd (“Pegasus”) became involved through the acquisition of a substantial shareholding in Intermin.

Resource estimates were completed by Resource Service Group (Barnes, 1995). The Indicator Kriged Measured and Indicated Resource estimate provided by RSG totalled 5.68 million tonnes grading 1.2g/t gold at a 0.7g/t gold cut-off grade. Pit optimisation studies indicated that approximately 2.01 million tonnes of ore grading 1.5g/t gold could be mined to a heap leach operation based on a gold price of $560 per ounce and 65% heap leach recovery.

Pegasus managed the project between 1996 and 1997 and commenced their regional assessment by conducting a 10,000-line kilometre aeromagnetic survey over the project area. This survey was completed by Universal Tracking Systems at a 25-metre line spacing and 25 metre flying height. Southern Geoscience Consultants then undertook a 1:25 000 scale interpretation of the high-resolution magnetic data. This resulted in the definition of 12 domains within the project area from which a large number of exploration targets were defined. RAB and RC drilling of geochemical anomalies defined at some of the target areas resulted in the discovery of gold mineralisation within magnetic porphyry bodies north of mining lease M26/446 at Judith Vera.

Diamond drilling was conducted during 1996 with the objective of defining the stratigraphic context of the Janet Ivy Porphyry and the nature of the mineralisation in the Karen Louise zone; and to compile and analyse structural data related to mineralisation to derive an optimum drilling orientation for future resource and reserve definition work. In late 1997 Pegasus drilled a further 23 RC holes.

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From 1997 through 2001 Intermin took over the operation of the Janet Ivy area where for the remainder of 1997 they completed environmental rehabilitation work.

Starting in 1998, a trial mining, crushing and leaching study was conducted on a parcel of near surface mineralisation.

In 2001, Delta Gold Limited (‘’Delta Gold’’) became involved in the project through a joint venture with Intermin. Delta Gold completed an Inverse Distance Squared Resource Estimation and reported 4.5 million tonnes grading 1.6g/t gold for 231,500 ounces at a 0.8g/t gold cut-off. Optimisation of this resource at $500 an ounce gold, 94.5% recovery and treatment through a milling facility at Kanowna generated an unclassified reserve of 1.09 million tonnes grading 2.48g/t gold for 82,000 ounces.

In 2002, the project operator AurionGold Exploration (subsequently renamed Placer Dome Asia Pacific) commissioned an assessment of the Janet Ivy Mine area. This work included a review of all historical data, several regional gravity surveys (including over the Janet Ivy mining lease); 2,400 meters of RC drilling, down-hole surveys on historic holes and further optimisation of the mineral resource.

During the 2002 to 2003 reporting period Placer Dome carried out 3D Modelling of the Kalgoorlie Region, multielement analysis, Portable Infra-red Mineral Analysis and a scoping study of the Janet Ivy Region. This was followed in the 2003 to 2004 reporting period by gravity inversion modelling, an IP geophysical survey, sulphur isotope work on pyrite and a heap leach mining study. The Janet Ivy tenements were also transferred from Intermin to Kanowna Mines Limited in 2003.

Placer Dome drilled 8 holes for a total of 1,244 meters during the 2005 reporting period and drill data was examined to determine whether a high-grade vein might exist with the bulk tonnage low-grade northern resource area. A total of 1,244 riffle split samples were submitted from this drilling programme.

In January 2006 as a result of a takeover of Placer Dome Asia Pacific, Barrick Kanowna became the owner and operator of the project and completed an updated resource and optimisation study during the year.

Barrick Kanowna sold mining lease M26/446 to Paddington Gold Pty Ltd in August 2007, following the completion of a Lower Quartile Solutions Study in May 2007. Paddington Gold (acquired by Norton Gold Fields Ltd in 2007) commissioned a further Lower Quartile Solutions Study in November 2007 which concluded that a drilling programme may increase the total reserves and that a detailed feasibility study should be undertaken after completing additional drilling and updating the resource model. A total of 50 RC holes (4,500 metres) were drilled in December 2007.

Norton Gold Fields Limited (“Norton”) in 2008 quoted an Indicated and Inferred Mineral Resource at Janet Ivy of 7.3Mt at 1.4g/t gold for 336,000 ounces of gold. Norton commenced open cut mining at Janet Ivy on the 5th of July 2009.

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During the 2009 to 2010 reporting period Norton mined 425,457 Bank Cubic Meters for a total of 446,703t @ 1.04g/t gold from Janet Ivy. Whilst consolidated reporting for the Paddington area may have included resources for Janet Ivy, these were not publicly released as separate areas.

In August 2010, Norton released an updated Mineral Resource figure of 6.45Mt at 1.24g/t gold for 257,000 ounces of gold. This figure includes apparent depletion due to mining of the deposit. At this time an optimized Reserve Estimate of 2.38Mt at 1.19g/t gold for 91,000 ounces gold was defined. Mining re-commenced in September 2010 after a year long hiatus.

In March 2011, Norton reported that ore mined at the Paddington complex was 693,000t at 1.12g/t gold. This was however mined from the Navajo Chief pit (outside of the royalty area). Mining at Janet Ivy was suspended in January 2011, leaving approximately 0.425Mt of ore in stockpiles.

Mining re-commenced at Janet Ivy in November 2011 to provide higher grade feed to the mill to offset lower than expected grades from the Navajo Chief Mine.

In January 2012, Norton released a new Mineral Reserve for Janet Ivy as part of the Paddington project’s overall reserve. The total stood at 1.58Mt at 1.09g/t gold for 55,000 ounces of gold.

In April 2012, mining ceased at Janet Ivy with the re-commissioning of the Navajo Chief Mine. Norton continued to complete resource definition on the project resulting in a new Mineral Resource Estimate in July 2012 (undisclosed).

In January 2014, Norton announced a Probable Ore Reserve Estimate for Janet Ivy of 2.39Mt @ 1.11g/t gold for 85,000 ounces of gold (as of December 2013).

During 2018, a total of 425,000t of ore was mined from Janet Ivy in the first quarter and 391,500t of ore in the second quarter. In the third quarter of the year a total of 261,900t of ore was treated.

On 28 April 2020, Zijin announced that the Zijin Board of Directors had approved the construction of the Binduli 15Mtpa heap leaching project, with the first phase at Binduli North expected to be completed and first production to commence in March 2022.

In December 2020 Norton submitted a Mining Proposal (prepared by Talis Consultants Pty Ltd) to the Western Australian EPA for the permitting of the Binduli North Project heap leach expansion, which proposed a 5Mtpa mining operation over 9 years from the Janet Ivy pit, Fort William pit, Karen Louise Pit and Fort Scott pits. This Mining Proposal and an associated Application for Works Approval were approved by the Department of Water and Environmental Regulation on 22 July 2021 (Works Approval Number W6504/2021/1).

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On 1 August 2021, Zijin announced that the project design, application for permits and licenses and other preparatory work of the Binduli North heap leaching project have been completed and the construction has commenced in June 2021, application for permits and licenses for Binduli South heap leaching project is being studied and taking place, after completion of all the Binduli construction work and upon reaching designated production capacity, approximately 7 tonnes of gold (approximately 225,000 ounces) can be produced in peak years, the total capital cost of the combined Binduli expansion (5Mtpa Binduli North + 10Mtpa Binduli South) is A$462 million, with investment in the project during the first half of 2021 of RMB 0.43B (A$90 million).

Exploration data for this timeframe is not available in the public domain. Additional exploration data associated with the 2015 Mineral Resource Estimate is included in the following sections. Vox Royalty is exempted under Section 9.2 (Exemptions for Royalty or Similar Interests) of NI 43-101 from providing this disclosure, as the information required to provide such disclosure is not available to Vox Royalty.

1.4	Geology

The Janet Ivy area is situated within the Ora Banda Domain of the Archaean Kalgoorlie Terrane and covers part of the Black Flag Beds towards the southern end of the Mt Pleasant Anticline.

The Black Flag Beds are a thick sequence of felsic to intermediate volcanics, volcaniclastics and sedimentary units intruded by felsic porphyry bodies. This sequence dips shallowly to steeply southwest in the project area, occupying part of the western limb of the anticline structure. It is bounded to the west by the overlying sediments of the Kurrawang Syncline and is separated from the mafic dominated Golden Mile/Kalgoorlie mine sequence by the Abattoir Shear.

The reported deposit types in the Janet Ivy area consist of narrow vein, orogenic gold deposits within the Norseman-Wiluna greenstone sequence, where gold is associated with a regional D2-D3 deformation during an Archaean orogeny event. Metamorphic grade is typically defined as lower green-shist facies and mineralisation is associated with carbonate-sericite alteration. Also noted are supergene-enriched gold deposits formed by geochemical processes, where mineralized structures intersect the regolith profile. A third type is identified as Palaeo-channel related gold mineralisation associated with mechanical transport and geochemical enrichment of gold within Tertiary Material.

1.5	Recommendations

Based on the expertise of KCL, it is recommended that Vox Royalty continues to request all current information related to the Janet Ivy from Norton for an independent geological evaluation of the property.

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KCL is unaware of any other significant factors and risks that may affect access, title, or the right or ability to continued work recommended for Janet Ivy.

As Vox Royalty is solely a royalty holder there are no recommendations for further exploration work to be completed by Vox Royalty.

2	Introduction and Terms of Reference

2.1	Scope of Work

This report was prepared as an NI 43-101 Technical Report for Vox Royalty by KCL on the Janet Ivy Mine in WA, Australia.

KCL has been informed by the Company that this Technical Report is required as a result of Section 4.2(1) of NI 43-101.

This Technical Report has been prepared for the Company, which is the holder of a royalty interest (not direct ownership) in Janet Ivy, in accordance with the guidelines provided in NI 43-101. Mining companies are not required to, and as a matter of practice do not normally, disclose detailed information to companies which hold a royalty interest in their operations. The royalty holder, therefore, is limited in the amount of information and details it can disclose to that which is available in the public domain.

As a result, this Technical Report relies exclusively upon general information available in the public domain. Studies and additional references for this Technical Report are listed in Section 27 of this Technical Report.

KCL has reviewed the available project data as sourced from the public domain and incorporated the results thereof, with appropriate comments and adjustments as needed, in the preparation of this Technical Report.

The primary sources of information for this Technical Report are the following:

•	2002 Janet Ivy JV/Binduli Project – Placer Dome Asia Pacific – Annual Report

•	2015 Binduli Project – Norton Gold Fields Limited – Annual Report

•	2010 Paddington Gold Mine – Norton Gold Fields Limited – Quarterly Report Dec 2010

•	2017 Mining Proposal Janet Ivy and Victory United open pit project – NGF Feb 2017

•	2015 PR Mineral Resources & Ore Reserve Update – Norton Gold Fields Limited

•	2020 Mining Proposal Binduli North (Version 1.2) – Prepared by Talis Consultants, Australia.

•	Various statutory exploration reports filed by the respective operators with the Western Australian Department of Mines and Petroleum for the 2002 to 2008 reporting periods

The reader is therefore cautioned that all information presented in this Technical Report are of a historical nature only, and that all resources, including tonnages and grades are not current.

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The quality of information, conclusions, and estimated contained herein is consistent with the level of effort involved in KCL’s services, based on i) information available at the of preparation, ii) data supplied by outside sources, and iii) the assumptions, conditions, and qualifications set forth in this report. This report is intended for use by Vox Royalty and is subject to the terms and conditions of its contract with KCL and relevant securities legislation.

The contract permits Vox Royalty to file this report as a Technical Report with the Canadian securities regulatory authority pursuant to NI 43-101, Standards of Disclosure for Mineral Projects. Except for the purposes legislated under provincial securities law, any other uses of this report by any third party is at that party’s sole risk. The responsibility for this disclosure remains with Vox Royalty. The user of this document should ensure that this is the most recent Technical Report for the property as it is not valid if a new Technical Report has been issued.

2.2	Qualifications of Kangari Consulting Limited and KCL Team

The Consultants preparing this Technical Report is a specialist in the fields of Geology, Exploration, Mineral Resource, Mineral Reserve estimation and Mining Engineering.

The Consultants or any associates employed in the preparation of this report has no beneficial interest in Vox Royalty. The Consultant is not an insider, associate, or affiliate of Vox Royalty. The results of this Technical Report are not dependent upon any prior agreements concerning the conclusions to be reached, nor are there any undisclosed understandings concerning any future business dealings between Vox Royalty and the Consultants. The Consultants are being paid a fee for their work in accordance with normal professional consulting practice.

The following individuals, by virtue of their education, experience, and professional association, are considered a Qualified Person (QP) as defined in the NI 43-101 standard, for this report, and is a member in good standing of appropriate professional institutions. The QP certificate of author is provided at the end of this document.

•	Timothy J. Strong, MIMMM - Sections 1-14, 23-26
•	Matthew Randall, CEng MIMMM - Sections 15-22

2.3	Site Visit

KCL personnel did not visit the property as per the exemption under Section 9.2 (Exemption for Royalty or Similar Interests) of NI 43-101.

2.4	Units and Currency

All currency in this report are quoted as Australian Dollars (AUD) $ (unless specified in the text).

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Gold values are presented in parts per million (‘ppm’). In raw assay files gold is reported as both parts per billion (‘ppb’) and ppm.

2.4.1	Glossary of Terms

Table 2-1 Glossary of Terms

Abbreviation	Meaning
Metals
Ag Au	Silver Gold
Measurements
g g/cm3 g/t m km ppm oz Ib ppb t % g/t	grams Grams per centimeter cubed grams per ton meters kilometers parts per million ounces pounds (weight) parts per billion tonnes percent grams per tonne
Abbreviation	Meaning
Companies
ALS KCL NGF Vox Royalty	ALS Laboratories Kangari Consulting LLC Norton Gold Fields Vox Royalty Corp.
Currency
$ AUD$	United States Dollar Australian Dollar
Misc.
QP ASX	Qualified Person Australian Stock Exchange

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NI 43-101 Technical Report – Janet Ivy Gold Mine

3	Reliance on Other Experts

This Technical Report is based solely on information obtained from the public domain without recourse to independent verification or validation or access to Janet Ivy or management of Norton (and Zijin), the owners of the property.

Accordingly, it has not been possible for KCL to fully comply with the declaration and reliance requirements normally considered appropriate in respect of a technical report produced in the absence of such constraints.

KCL has been informed that the Company has sought access to Janet Ivy, the records of the owners and such other information which may not be sourced in the public domain.

Such access has been denied by the owners. Accordingly, this Technical Report has been prepared based on the exemption available under Section 9.2 (Exemption for Royalty or Similar Interests) of NI 43-101, which provides that, where such access has not been granted to a royalty holder, the royalty holder is not required to perform current inspection of the project site, nor is it required to complete those items under Form 43-101F1 that require data verification, inspection of documents, or personal inspection of the property.

Specifically, Section 9.2 exempts a royalty holder, who has requested but not received access to the necessary data and is not able to obtain the information from the public domain, from the requirement to complete those items under Form 43-101F1 that require data verification or inspection of documents or materials.

As such, KCL notes the following specific limitations with respect to compliance with requirements and guidelines as included in NI 43-101, Form 43-101F1 and the Companion Policy, where KCL:

•	Was not able to undertake any site visits as required by Section 6.2 (Current Personal Inspection) of NI 43-101;

•	Was not able to verify and validate any underlying supporting technical information used to derive the resource and reserve statements reported in the public domain, as such items would require data verification and/or inspection of documents and/or personal inspection of the property to complete.

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NI 43-101 Technical Report – Janet Ivy Gold Mine

While relying on public domain information as reported by others, KCL has been unable to obtain detailed technical information relating to the following requirements in Form 43-101F1:

•	Item 6 (d), Item 9, Item 10, Item 11, Item 12, Item 13, Item 14, Item 15, Item 16, Item 17, Item 18, Item 19, Item 20, Item 21, Item 22 and Item 24.

Accordingly, in compiling this Technical Report, KCL has not explicitly relied on other named experts in respect of technical information, all of which has been sourced from the public domain.

4	Property Description and Location

4.1	Location

Janet Ivy is located in Kalgoorlie Region of Western Australia, approximately 10km West of Kalgoorlie. The property is approximately 526 kilometers by road from Perth, the State capital.

Figure 4-1 Location of the Janet Ivy Mine in Western Australia (Google Maps 2021)

Janet Ivy is located on mining lease M26/446 which is wholly owned by Norton. The license covers 510.35 hectares.

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Figure 4-2 Location of the Janet Ivy Mine Area (Source: Vox Royalty)

4.2	Mineral Tenure

The legislative framework for exploration development and mining tenure is administered by the State of Western Australia through the Mining Act, 1978.

An Exploration Lease (“EL”) is granted under the act for exclusive rights to explore for specific minerals within a designated area but does not permit mining, nor does it guarantee a mining or production lease will be granted.

A Mining Lease (‘’ML’’) is granted under the act for mining operations and entitles the holder to machine-mine and carry out activities associated with mining or promoting the activity of mining.

The land is freehold, as is the land directly surrounding Janet Ivy.

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The Janet Ivy royalty covers Mining License M26/446, held wholly by Norton and valid until 29 November 2036.

4.3	Underlying Agreements

On March 27, 2021 Vox Royalty and Vox Australia entered into a binding agreement with Horizon and Black Mountain to acquire the Janet Ivy and Otto Bore Western Australian gold royalties for total consideration of A$7,000,000. On behalf of Vox Australia (the assignee of each royalty), Vox Royalty paid upfront cash of A$4,000,000. Contingent upon Vox Royalty receiving cumulative royalty payments in excess of A$750,000 from Janet Ivy, a further A$3,000,000 is payable, in cash or Vox Royalty shares, at Vox Royalty’s sole election.

Any issuance of Vox Royalty shares in connection with the further payment will require the approval of the TSX Venture Exchange. The royalties acquired include a A$0.50/t royalty over Janet Ivy (operated by Norton) and a 2.5% Net Smelter Return royalty over part of the Otto Bore Gold Project which is operated by Northern Star Resources Ltd. (ASX: NST).

On December 7, 2001, Intermin entered into an agreement with Kanowna Mines Ltd, a wholly owned subsidiary of Delta Gold, to sell the tenements which host the Janet Ivy gold deposit, whilst retaining an ongoing interest via a tonnage royalty. The consideration payable was $200,000 upon signing, and subject to confirmation of certain resource parameters, a further six annual payments of AUD$230,000, for a minimum total of AUD$1.58 million. A royalty of AUD$0.50/t of ore treated is payable, with the six annual payments deemed prepayment of royalty payable. These annual payments, and the obligation to pay further royalties, are conditional upon Delta Gold confirming their estimate (based upon Intermin’s data) of 4.5Mt grading 1.60g/t during the next 12 months.

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Figure 4-3 Location of the royalty within the wider Binduli Project Areas
(Source: Vox Royalty)

4.4	Environmental Considerations

The Department of Environment and Heritage Protection issues an Environmental Authority (EA) to operate. It is not currently known If there is any current environmental liability.

There are currently no native titles recorded for the license. Norton indicated in a 2017 Janet Ivy Mining Plan that an ethnographic survey conducted by Wayne Glendenning in May 2005 on behalf of the Widji, Maduwongga and Central West native title claimant groups and the Gubrun People did not identify any ethnographic sites in the Janet Ivy area.

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A search of the Aboriginal Heritage Inquiry System maintained by the Department of Aboriginal Affairs does not reflect any Registered Sites, or an Other Heritage Places within the Janet Ivy area.

The study also noted that Janet Ivy is located within the Black Flag Pastoral Lease. The pastoral station managers have been provided with a copy of the 2017 Mining Proposal.

5	Accessibility, Climate, Local Resources, Infrastructure, and Physiography

5.1	Accessibility

Janet Ivy can be reached via the main Gold Fields Highway from Kalgoorlie (10km), which in turn is connected by graded non-asphalt access road to the project (2km). There are between 2 and 6 daily flights to Kalgoorlie from Perth and also a direct rail route which takes 7 hours. The main Gold Fields Highway passes by the project and connects the area to Perth (9 hours by car).

The project area has had some past production and therefore there is good access infrastructure in place.

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Figure 5-1 Janet Ivy Mine Regional Location and Access

5.2	Local Resources

The Kalgoorlie Region is an established mining centre with electricity, water and road infrastructure all in place, including site offices and communication networks.

The project is 10km from the town of Kalgoorlie which has a population of 29,895 (Australian Bureau of Statistics). Kalgoorlie is a well-established mining town with access to skilled and unskilled labour as well as mining suppliers and contractors.

Pre-Covid-19 the Kalgoorlie-Boulder airport served both Perth and Melbourne and is an easy access point for national and international travellers to the project.

5.3	Climate

The Project area is classified as being Mid-Latitude Steppe and Desert climate. Mean temperatures range from 26.1°C in January to 10.6°C in July. Mean temperatures for the year average at 18.3°C.

Kalgoorlie’s mean annual rainfall of 266 mm is distributed relatively evenly throughout the year, ranging from 30.5 mm in June to 12.7mm in September (weatherbase.com).

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Figure 5-2 Daily Temperatures in Kalgoorlie (Source: kalgoorlietourism.com)

The average wind speeds at Kalgoorlie-Boulder vary throughout the year from 11.8 - 17.2 km/h in the morning to 13.7 - 17.8 km/h in the afternoon (BOM, 2021).

Annual potential evaporation is approximately ten times higher than rainfall, and evaporation greatly exceeds average rainfall during each month of the year. The annual evaporation rate is approximately 2,628 mm (BOM, 2021), compared to the annual rainfall of 266 mm.

5.4	Physiography and Vegetation

The Goldfields-Esperance region is the largest of Western Australia’s regions, with an area of 770,488 km2 (297,487 sq mi), 70,800 km2 (27,336 sq mi) larger than the U.S. state of Texas (http://www.drd.wa.gov.au/).

The area consists of mostly a low and flat plateau of Precambrian rocks that have been stable since long before the Paleozoic Era. Because of the extreme geological stability and the absence of glaciation since the Carboniferous, the soils are extremely infertile and generally quite saline.

Consequently, the region supports the lowest stocking rates in the world: it is considered that one sheep per square mile is the maximum sustainable rate except in the small wetter area near Esperance on the South Coast.

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There are no rivers; any rainfall that is not absorbed by the dense rooting systems of the native flora percolates to form extremely saline groundwater, which is very frequently too salty even for adult sheep.

Principal land uses in the area are minor grazing of cattle and sheep. Rural residential and hobby farm properties are also present in the region as well as extensive mining and prospecting activities.

Plate 5-1 View of the Janet Ivy Mine area showing Physiography and Vegetation
(Source: Norton Gold Fields)

5.5	Infrastructure

The Janet Ivy Mine is located 12km from Kalgoorlie and benefits from past production in an area of considerable mining activity. The project has access to electricity, water, communication, and transportation links required for development of a project on the site.

6	History

Information contained in this section has been gathered from the public domain and in conversations with Vox Royalty. Information includes work completed on the Janet Ivy, Fort William and Fort Scott areas which are subject to all, or part of, the royalty agreement.

This section quotes mineral resources and reserves presented in the public domain.

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The Mineral Resource Estimates and Mineral Reserve Estimates described are reported according to JORC 2012 guidelines and not to CIM definition standards. The authors caution that a qualified person has not done sufficient work to validate the historical estimates, and the authors are not treating the historical estimates as current mineral resources or reserves. The authors have not completed a detailed review of the historical resource or completed a new resource estimate in this amended NI 43-101 technical report.

6.1	Historic Exploration

6.1.1	Fort Scott

Starting in November 2011 Norton approved exploration and a resource development program representing a planned investment of $37M over a two-year period, due to commence in January 2012.

Norton announced an initial resource estimate for the Fort Scott Gold Deposit of 450,000t at 1.84g/t gold as part of an updated Paddington Gold Resource Estimate. This resource was updated in July 2012.

In January 2014 the company announced an Indicated and Inferred resource at Fort Scott, effective as of 31 December 2013, of 0.45Mt at 2.01g/t gold containing 29,000 ounces of gold. Probably ore reserves were also quoted at 0.23Mt at 1.67g/t gold for 12,000 ounces of gold.

In March 2014, 30 reverse circulation holes were drilled for 3,611 meters and in June 2014 a further 26 holes were drilled for 3,611 meters.

No recent drilling has been publicly reported by Norton at Fort Scott since 2014.

6.1.2	Fort William

During 2008, Bellamel Mining identified high grade intercepts at the southern end of the Fort William open pit, below the existing historical pit. These intercepts included 13 meters at 4.48g/t gold and 9 meters at 4.79g/t gold. Results were also considered encouraging to the east of the Fort William pit.

Work in March 2008 by Bellamel Mining included 636 aircore drill holes for 33,000 meters. In June 2008 Bellamel Mining completed a further 9,000 meters of drilling and included some holes at Fort Scott, although these are not clearly separated due to the proximity of Fort Scott to Fort William. In July 2008 Bellamel Mining completed 58 diamond holes totalling 8,060 meters at Fort William targeting mineralisation at depth. Results included 6 meters at 6.23g/t gold and 10 meters at 3.1g/t gold. Norton Gold Fields took over the project in late 2008 by acquiring Bellamel Mining for AU$15M (https://www.businessnews.com.au/article/Norton-launches-takeover-for-Bellamel).

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Between the end of 2008 through to 2012 there was some project involvement by Barrick Gold Corporation but the details of this have not been reported in the public domain.

Norton first reported the project in 2012, releasing a Mineral Resource Estimate of 2Mt at 1.37g/t gold as part of the larger Paddington Gold Resource Estimate.

Further exploration was completed between 2012 and 2014 but not publicly reported. In January 2014 an updated mineral resource of 2.01Mt at 1.36g/t gold for 88,000 ounces of gold was in place.

No recent drilling has been publicly reported by Norton at Fort William since 2014.

6.1.3

Janet Ivy

Mining was first recorded around M26/446 in the late 1890’s. Gifford (1989) notes that 388.32 tonnes were mined. Producing 7.336kg of gold.

Between 1969 and 1984 Gifford (1989) notes that the area was explored by the Broken Hill Proprietary Limited Company, including for base metals between 1969 and 1970. During 1984, Open Pit Mining and Exploration conducted reconnaissance dump, soil and rock chip sampling over workings situated on the Victoria United trend and Eastern Porphyry zones within the current area of mining lease M26/446. Anomalous gold values were obtained but it is unclear if follow-up sampling was undertaken by this operator.

The following contains direct quotes from the Placer Dome 2002 Annual report on the Janet Ivy Mine. Changes have been made to match the formatting of this Technical Report.

In 1987, Bollinger Mining and Exploration NL conducted a Geo-Flite Low Altitude Multispectral Scanner survey. Their focus was on structurally controlled gold mineralisation and hence employed this remote sensing tool to detect structures through surficial cover. This system “detects detailed fractures, faults and lineaments in surface outcrop or through soil or vegetation cover”.

Between 1988 and 1989, Intercontinental Gold and Minerals NL acquired aeromagnetic data and aerial photos for the licence as well as conducting RC drilling and RAB drilling totalling 5,417 meters in 109 holes.

Between 1989 and 1991 the property was held by ACM Gold Limited through a joint venture with Intercontinental Gold and Minerals NL. During this time RAB and RC drilling was completed totalling 3,477 meters in 89 holes. It is recorded that this drill spacing is at 50-100 meters.

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From 1993 through to 1996, Intermin took over the operation. The project area consisted of what is now mining lease M26/446 and extensive holdings to the north of Janet Ivy. Initial work was coordinated by consultants Resource Service Group and later Exploration and Mining Consultants and consisted of re-establishing and extending the existing local grid, a ground magnetic survey, trenching, reconnaissance soil geochemical sampling and RC and diamond drilling (IRC and IND series holes). Most of this initial work was focussed on the Janet Ivy area but exploration programs were also conducted on the Eastern Porphyry, Victoria United and Karen Louise areas.

By late 1994 the project had progressed to pre-feasibility stage for mining of part of the Janet Ivy Resource. Through 1995 resources and reserves were defined, metallurgical test work was undertaken, a feasibility study was completed and a Notice of Intent to Mine Janet Ivy had been lodged with the Department of Minerals and Energy. Intermin continued to explore the project area through additional RAB, aircore and RC drilling until late 1996 when Pegasus became involved through the acquisition of a substantial shareholding in Intermin.

The focus of Intermin’ s efforts on the project area was in defining resources at Janet Ivy. This work involved several phases of RC and diamond drilling for resource definition and metallurgical test samples. Most of this drilling was conducted ultimately at 20m-by-20m grid spacing. In total, Intermin drilled 386 RC holes, 18 of which had diamond core tails, and a further 15 dedicated diamond core holes. Of this total, 345 RC and all diamond holes were drilled into the Janet Ivy zone.

As part of ongoing exploration of the tenement and for sterilisation of possible waste dump and infrastructure areas for the perceived mining operation several phases of RAB and aircore drilling were completed by Intermin (IRB and IRS series holes) during 1995. In the IRB series, 77 RAB holes were drilled over five 160 metre spaced lines to the west of the Janet Ivy porphyry in order to sterilise a potential waste dump area, 18 holes on three 100 metre spaced lines to the east of the known mineralisation were drilled to define the porphyry footwall contact and for sterilisation purposes and a further 44 holes were drilled on three 160 metre spaced lines to delineate the northern extensions of the Janet Ivy Porphyry beyond previous RAB and RC drill coverage.

Within or immediately to the north of the current mining lease M26/446 a total of 421 IRS series holes were drilled. These holes followed up anomalous intersections from the 1995 IRB sterilisation drilling, discovered the significant supergene and primary mineralisation beneath a 40 metre deep depletion zone at the then un-named Karen Louise prospect, tested for northerly extensions to the Karen Louise mineralisation and tested the northern extensions of the Eastern Porphyry. As a consequence of discovering the Karen Louise mineralisation, a 28 hole RC program was conducted to further define this zone.

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Through 1995 the principal focus was completion of a feasibility study to mine and treat ore from the Janet Ivy deposit. This work involved the estimation of resources, pit optimisation studies and reserve estimates, investigation of various mining and treatment options, preparations for a trial pit for bulk sampling, waste dump and infrastructure sterilisation drilling as mentioned above, preparation of mining tenders, ethnographic and flora and fauna surveys, colour aerial photography and the preparation and lodgement of a Notice of Intent to Mine with the Department of Minerals and Energy.

The metallurgical testwork for the feasibility study was conducted by Normet Laboratories Pty Ltd on representative core samples. This work included mineralogy, head grade determinations, crushing and grinding index determinations, CIP extraction evaluation and heap leach evaluation. The testing showed that Janet Ivy mineralised porphyry is extremely hard and abrasive, is free-milling, leaches well at a fine grind size and may be amenable to heap leaching. Milling and cyanidation testing indicated up to 96% gold recovery at a grind size of 80% passing 75μ. Heap leach testing indicated probable recoveries in the order of 65% to 70% dependent upon final crush size.

Resource estimates were completed by Resource Service Group (Barnes, 1995). The Indicator Kriged Measured and Indicated Resource estimate provided by RSG totalled 5.68 million tonnes grading 1.2g/t gold at a 0.7g/t gold cut-off grade. Pit optimisation studies indicated that approximately 2.01 million tonnes of ore grading 1.5g/t gold could be mined to a heap leach operation based on a gold price of $560 per ounce and 65% heap leach recovery.

Pegasus managed the project between 1996 and 1997 and commenced their regional assessment by conducting a 10,000-line kilometre aeromagnetic survey over the project area. This survey was completed by Universal Tracking Systems at a 25-metre line spacing and 25 metre flying height. Southern Geoscience Consultants then undertook a 1:25 000 scale interpretation of the high-resolution magnetic data. This resulted in the definition of 12 domains within the project area from which a large number of exploration targets were defined. RAB and RC drilling of geochemical anomalies defined at some of the target areas resulted in the discovery of gold mineralisation within magnetic porphyry bodies north of mining lease M26/446 at Judith Vera.

With respect to the definition of resources within M26/446, Pegasus completed 11 diamond core holes (IPD series) totalling 2,221 metres and 151 RC holes (IPC, INC series) totalling 19,936 metres within or immediately adjacent to the mining lease.

Diamond drilling was conducted during 1996 with the objective of defining the stratigraphic context of the Janet Ivy Porphyry and the nature of the mineralisation in the Karen Louise zone; and to compile and analyse structural data related to mineralisation to derive an optimum drilling orientation for future resource and reserve definition work. In late 1997 Pegasus drilled a further 23 RC holes.

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From 1997 through 2001 Intermin took over the operation of the Janet Ivy area where for the remainder of 1997 they completed environmental rehabilitation work.

Starting in 1998, a trial mining, crushing and leaching study was conducted on a parcel of near surface mineralisation. The area chosen for the trial centred on a line of nine 20 metre deep RC holes drilled.

Intermin conducted RC drilling in 1999 (BRC series) comprising 10 holes for 780 metres. Five holes (tested for strike extensions to Croesus Mining’s Fort William East mineralisation near the southwestern boundary of M26/446. These holes intersected both supergene and primary mineralisation. Five RC holes were drilled in an area at the northeastern end of the Janet Ivy mineralisation to test for extensions to an interpreted mineralised shoot. In May of 1999 an Induced Polarisation (‘’IP’’) survey was completed over Janet Ivy.

In 2001, Delta Gold Limited (‘’Delta Gold’’) became involved in the project through a joint venture with Intermin. Delta Gold completed an Inverse Distance Squared Resource Estimation and reported 4.5 million tonnes grading 1.6g/t gold for 231,500 ounces at a 0.8g/t gold cut-off. Optimisation of this resource at $500 an ounce gold, 94.5% recovery and treatment through a milling facility at Kanowna generated an unclassified reserve of 1.09 million tonnes grading 2.48g/t gold for 82,000 ounces.

During the 2002 to 2003 reporting period Placer Dome carried out 3D Modelling of the Kalgoorlie Region, multielement analysis, Portable Infra-red Mineral Analysis and a scoping study of the Janet Ivy Region. This was followed in the 2003 to 2004 reporting period by gravity inversion modelling, an IP geophysical survey, sulphur isotope work on pyrite and a heap leach mining study. The Janet Ivy tenements were also transferred from Intermin to Kanowna Mines Limited in 2003.

Cutoff (g/t)	Indicated		Inferred		Total		Ounces
	Tonnes	g/t	Tonnes	g/t	Tonnes	g/t
0.5	9,946,763	1.02	4,832,115	1.03	14,778,878	1.03	487,634
0.6	7,920,595	1.14	3,708,150	1.18	11,628,744	1.16	432,136
0.7	6,296,601	1.27	2,894,264	1.33	9,190,865	1.29	381,333
0.8	5,019,099	1.40	2,304,660	1.48	7,323,760	1.43	336,414
0.9	4,023,102	1.54	1,862,957	1.63	5,886,059	1.57	297,177
1.0	3,250,603	1.68	1,524,769	1.78	4,775,372	1.71	263,282
1.1	2,653,981	1.83	1,260,911	1.94	3,914,892	1.86	234,247
1.2	2,192,314	1.97	1,053,371	2.09	3,245,685	2.01	209,503
1.3	1,834,404	2.11	891,213	2.24	2,725,618	2.15	188,593
1.4	1,554,720	2.24	765,526	2.39	2,320,246	2.29	170,984
1.5	1,332,221	2.38	667,042	2.53	1,999,263	2.43	155,998
2.0	692,618	2.98	376,365	3.15	1,068,983	3.04	104,517

Table 6-1 2002 Janet Ivy Resources (source: Placer Dome Annual Report 2002)

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Placer Dome drilled 8 holes for a total of 1,244 meters during the 2005 reporting period and drill data was examined to determine whether a high-grade vein might exist with the bulk tonnage low-grade northern resource area. A total of 1,244 riffle split samples were submitted from this drilling programme.

In January 2006 as a result of a takeover of Placer Dome Asia Pacific, Barrick Kanowna became the owner and operator of the project and completed an updated resource and optimisation study during the year.

Barrick Kanowna sold mining lease M26/446 to Paddington Gold Pty Ltd in August 2007, following the completion of a Lower Quartile Solutions Study in May 2007. Paddington Gold (acquired by Norton Gold Fields Ltd in 2007) commissioned a further Lower Quartile Solutions Study in November 2007 which concluded that a drilling programme may increase the total reserves and that a detailed feasibility study should be undertaken after completing additional drilling and updating the resource model. A total of 50 RC holes (4,500 metres) were drilled in December 2007.

Norton Gold Fields Limited (“Norton”) in 2008 quoted an Indicated and Inferred Mineral Resource at Janet Ivy of 7.3Mt at 1.4g/t gold for 336,000 ounces of gold. Norton commenced open cut mining at Janet Ivy on the 5th of July 2009.

During the 2009 to 2010 reporting period Norton mined 425,457 Bank Cubic Meters for a total of 446,703t @ 1.04g/t gold from Janet Ivy. Whilst consolidated reporting for the Paddington area may have included resources for Janet Ivy, these were not publicly released as separate areas.

In August 2010, Norton released an updated Mineral Resource figure of 6.45Mt at 1.24g/t gold for 257,000 ounces of gold. This figure includes apparent depletion due to mining of the deposit. At this time an optimized Reserve Estimate of 2.38Mt at 1.19g/t gold for 91,000 ounces gold was defined. Mining re-commenced in September 2010 after a year long hiatus.

In March 2011, Norton reported that ore mined at the Paddington complex was 693,000t at 1.12g/t gold. This was however mined from the Navajo Chief pit (outside of the royalty area). Mining at Janet Ivy was suspended in January 2011, leaving approximately 0.425Mt of ore in stockpiles.

Mining re-commenced at Janet Ivy in November 2011 to provide higher grade feed to the mill to offset lower than expected grades from the Navajo Chief Mine.

In January 2012, Norton released a new Mineral Reserve for Janet Ivy as part of the Paddington project’s overall reserve. The total stood at 1.58Mt at 1.09g/t gold for 55,000 ounces of gold.

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In April 2012, mining ceased at Janet Ivy with the re-commissioning of the Navajo Chief Mine. Norton continued to complete resource definition on the project resulting in a new Mineral Resource Estimate in July 2012 (undisclosed).

In January 2014, Norton announced a Probable Ore Reserve Estimate for Janet Ivy of 2.39Mt @ 1.11g/t gold for 85,000 ounces of gold (as of December 2013).

During 2018, a total of 425,000t of ore was mined from Janet Ivy in the first quarter and 391,500t of ore in the second quarter. In the third quarter of the year a total of 261,900t of ore was treated.

Exploration data for this timeframe is not available in the public domain. Additional exploration data associated with the 2015 Mineral Resource Estimate is included in the following sections. Vox Royalty is exempted under Section 9.2 (Exemptions for Royalty or Similar Interests) of NI 43-101 from providing this disclosure, as the information required to provide such disclosure is not available to Vox Royalty.

7	Geological Setting and Mineralisation

7.1	Regional Geology

The Janet Ivy area is situated within the Ora Banda Domain of the Archaean Kalgoorlie Terrane and covers part of the Black Flag Beds towards the southern end of the Mt Pleasant Anticline.

The Black Flag Beds are a thick sequence of felsic to intermediate volcanics, volcaniclastics and sedimentary units intruded by felsic porphyry bodies. This sequence dips shallowly to steeply southwest in the project area, occupying part of the western limb of the anticline structure. It is bounded to the west by the overlying sediments of the Kurrawang Syncline and is separated from the mafic dominated Golden Mile/Kalgoorlie mine sequence by the Abattoir Shear.

7.2	Property Geology

The following is adapted from the 2015 Binduli Project Mineral Exploration Report and the 2002 Placer Dome Annual Report for Janet Ivy.

The geology of mining lease M26/446 consists of a Hematite-Quartz-Feldspar Porphyry (the Janet Ivy Porphyry) intrusion within the Black Flag sequence of variably altered volcanoclastic sediments and intermediate intrusions. The sequence is overlain by a soil and regolith profile ranging from 2-40 meters in thickness (thicker profile to the south of the Janet Ivy open pit). The western portion of the Janet Ivy pit demonstrates the best exposure of weathered (saprolitic) volcanoclastic sediments. Muscovite, within the volcanoclastic sediments, defines a strong, pervasive foliation which is oriented north to northwest and dips moderately to the east. This foliation is a local feature and is interpreted as a shear fabric related to ductile deformation on the western contact of the porphyry intrusion. The presence of muscovite is highlighted by a green sheen on foliation surfaces.

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The Janet Ivy porphyry consists of anhedral quartz and sub-euhedral feldspar phenocrysts within a fine-grained to aphanitic ground mass. Two distinct alteration suites are present within the porphyry. The central potassic alteration suite consists of pervasive and halo-bound biotite, magnetite and hematite. The sodic alteration suite is present within the alteration halos of quartz veins and within shear zones. This is characterised by a pale-pink (hematite still present) bleached appearance and consists of albite, calcite, ankerite, rutile, pyrite and galena. Gold mineralisation within the Janet Ivy porphyry is present as both discrete high-grade and broad low-grade zones. High-grade mineralisation, which can include visible gold, is confined to narrow extensional and stringer quartz veins with sodic alteration halos. Broad, low-grade mineralisation is pervasive throughout the potassic alteration zones.

7.2.1	Mineralisation

Gold mineralisation within the project area is dominated by the Janet Ivy Porphyry. This unit is a massive, porphyritic, plagioclase-quartz-biotite intrusive of trondhjemite or rhyodacite composition that has undergone variable and staged metasomatic and hydrothermal alteration characterised by magnetite, haematite, albite, sericite, carbonate and pyrite assemblages. The Janet Ivy porphyry is approximately 2.5 kilometres long, up to 150 metres wide and has an unknown depth extent. Within this unit gold distribution is controlled by quartz-pyrite veining and associated alteration selvedges emplaced along brittle fractures or tension cracks created by probable shearing along the porphyry margins. This mineralisation style is also evident within the Eastern Porphyry

7.2.2	Structure

The sequence is interpreted to be younging to the west and is therefore upright, strikes northwest, dips moderately to steeply southwest and is cut by a suite of predominantly NNE-SSW and E-W trending faults. Displacement along faults is variably dextral and sinistral in both a regional and local context. The bedrock sequence is masked by extensive aeolian and alluvial deposits commonly two to four metres thick but up to 15 metres thick over some of the less competent and highly weathered lithologies. Localised outcrops of the larger and less weathered porphyritic intrusive rocks occur within the project area.

8	Deposit Types

The reported deposit types in the Janet Ivy area consist of narrow vein, orogenic gold deposits within the Norseman-Wiluna greenstone sequence, where gold is associated with a regional D2-D3 deformation during an Archaean orogeny event. Metamorphic grade is typically defined as lower greenschist facies and mineralisation is associated with carbonate-sericite alteration. Also noted are supergene-enriched gold deposits formed by geochemical processes, where mineralized structures intersect the regolith profile. A third type is identified as palaeo-channel related gold mineralisation associated with mechanical transport and geochemical enrichment of gold within Tertiary Material.

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9	Exploration

Vox Royalty is exempted under Section 9.2 (Exemptions for Royalty or Similar Interests) of NI 43-101 from providing this disclosure, as the information required to provide such disclosure is not available to Vox Royalty.

No current exploration activity has been reported publicly.

10	Drilling

The following section is excerpted from the Norton Gold Fields Mineral Resource and Ore Reserve Update news release dated January 2015, except where noted, for a Resource date of 31 December 2014. Changes to standardizations have been made to suit the format of this report. Whilst there is no current drilling activity in the public domain, this section describes the procedures used from 1987 to present.

Assay data and geological logging data used for resource estimation were obtained from drill samples collected from either RC or DC drill holes.

10.1	1987 to 1991

RC drilling was completed by various drilling contractors and drill rigs. Bit sizes ranged from 4.25” (105mm) upwards in diameter. Earlier holes were drilled by Aircore blade in relatively soft ground, then RC hammer with crossover sub where harder ground was encountered. It is unknown if face sampling hammer methods were used for any of these doll programs. DC drilling was generally HQ size.

10.2	1993 to 2000

RC drilling was completed by various drilling contractors and drill rigs. Early holes were drilled by RC blade in relatively soft ground, and RC hammer where harder ground was encountered. Face hammer sampling using a 5.25” or 5.5” diameter drill bit with a 5” bottom face sampling hammer was introduced in 1996 with drilling rigs equipped with booster compressors.

DC drilling was HQ size (63.5mm diameter) and NQ (50.5mm diameter) core sizes. Drill core was orientated by a bottom of hole spear.

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10.3	2001 Onward

RC sampling completed using a 5.25” or 5.5” diameter drill bit with a 5” bottom face sampling hammer. RC dolling rigs were equipped with a booster compressor.

DC sampling was a combination of HQ (63.5mm diameter) and/or NQ (50.5mm diameter) core sizes. Drilling was orientated utilizing either a bottom of hole spear, EZI-Mark or ACE system.

10.4	Drill Sample Recovery

RC drillers are instructed to adopt an RC drilling strategy for the ground conditions advised by geologist expected for each hole to maximize sample recovery, minimize contamination and maintain specified spatial position. RC drill sample recovery was not recorded quantitatively prior to 2000. Drill sample quality and moisture content was recorded in some instances, but in qualitative terms. Post 2000 RC drill samples were visually logged for moisture content. sample recovery and contamination.

DC contractors use a core barrel and wire line unit to recover the DC, adjusting drilling methods and rates to minimize core loss (e.g., changing rock type, broken ground conditions etc.). Core was orientated, length measured and compared to core blocks denoting drilling depths by the drilling contractor. Any recovery issues are recorded.

10.5	Logging

RC samples are geologically logged. Specifically, each interval is inspected and the weathering, regolith, rock type, alteration, mineralisation and structure recorded. The entire length of RC holes are logged on a 1m interval basis (i.e. 100% of the drilling is logged). Where no sample is returned due to voids or lost sample, it is logged and recorded as such.

DC is logged over its entire length and any core loss or voids are recorded. For DC, the oriented core was geologically and geotechnically logged, photographed and cut in half. Core loss is recorded in the logging process.

Geological logging is qualitative and quantitative in nature. Logged data is currently captured by a portable data logger utilising LogChief software.

11	Sample Preparation, Analyses, and Security

The following section is excerpted from the Norton Gold Fields Mineral Resource and Ore Reserve Update news release dated January 2015, except where noted, for a Resource date of 31 December 2014. Changes to standardizations have been made to suit the format of this report. The detail provide covers the Fort Scott deposit and adjacent areas.

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Sampling for gold utilized a combination of Reverse circulation and Diamond core holes. Drilling and sampling have been conducted by various companies since 1987. Drilling has been located on variable grids from 20m x 10m, 20m x 15m, 20m x 20m to 40m x 20m with most holes dipping -60 degrees towards grid east.

11.1	1987 to 1991

RC Sampling was conducted by the collection of 2m interval samples beneath a cyclone. 2-3kg splits of 2m to 5m composites were taken from samples and submitted for fire assay. Diamond core was logged and quartered before being sent to the laboratory of fire assay analysis.

Sample preparation for both RC and DC were conducted by commercial laboratories and involved drying and pulverising the entire sample to -200 mesh in a chromium steel mill, then riffle-splitting to obtain a 50gm sub-sample. Analysis was by fire-assay which involved alkali fusion of the sub-sample at 1,100°C for 50 minutes using lead oxide (litharge) as a flux and precious metal collector. The resultant precious metal bearing lead button was then heated under oxidising conditions (cupellation), converting the lead back to lead oxide and leaving a precious metal bearing prill. The grill was then digested in aqua regia and analysed for gold using a flame atomic absorption spectrometer. This technique has a lower level of detection of 0.01ppm Au and an accuracy of 110% at 10 times the level of detection.

11.2	1993 to 2000

Sampling of RC drilling between 1993 and mid-2000 was collected by 1m interval beneath a cyclone in plastic bags and laid in rows of 10 or 20. 5m 2-3kg PVC spear samples were submitted for fire assay and any anomalous values being re-assayed. Diamond core was placed directly into core trays. After orientation, logging and photography, half diamond core was sampled on a 1m basis or at smaller intervals and submitted for whole sample grid and analysis using fire assay/ICP for gold determination. Core trays were labelled with aluminum tags.

The sample preparation has been conducted by commercial laboratories and involves all or part of: oven dried (between SVC and 1050C), DC jaw crushed to nominal <10mm, riffle split to < 3.5kg as required, pulverized in a one stage process to >85% passing 75um. The bulk pulverized sample is then bagged and approximately 200g extracted by spatula to a numbered paper bag that is used for the 30g or 50g fire assay charge.

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11.3	2001 Onwards

RC drill samples were collected in large plastic retention bags below a free-standing cyclone at 1m intervals, with analytical samples initially formed by composite sampling over 5m intervals. Where samples were dry, analytical composites were formed by spear sampling, where a 50mm diameter plastic pipe is pushed through the drill cuttings in the sample retention bag to the base of the bag and removed carefully with the contents of the pipe containing a representation of the retained metre. Wet RC drill samples where thoroughly mixed in the sample retention bag and ‘scooped’ sampled to form a composite sample. Five metre composite analytical samples, returning values greater than 0.1g/t gold, were riffle-split at 1m intervals where samples were dry, and grab sampled where wet.

All RC composite and 1m split samples were analysed for gold (Fire assay/ICP Optical Spectrometry).

Placer samples were collected every metre from a riffle splitter mounted beneath the cyclone. A 2-3 kg sample for assaying was collected in a calico bag obtained from the riffle splitter (87.5/12.5) for every 1m interval. If bulk samples were too damp for splitting no sample shall be collect while drilling. These bulk samples were spread out and dried in the sun then ripple split. Samples were sent to a commercial laboratory and analysed for gold (Fire assay) and multi-elements (AAS).

Bellamel RC samples were collected during drilling on 1 metre intervals using a rig-mounted 3-tier riffle splitter. These samples were farmed at the end of the drill hole. A composite spear sample was taken every 4 metres from the sample for analysis. Each composite sample returning an assay of > 0.1g/t Au was resampled on 1m intervals by collecting the corresponding 1m split samples and submitting them for analysis.

All samples were sent to a commercial laboratory and analysed for Au by fire assay (FASO).

NGF RC samples were collected during drilling on 1 metre intervals and passed through a riffle/cone splitter to generate two split samples. The remaining sample from each of the two, metre intervals was collected into a green bag. Holes were grouped into composite and metre subsamples, e.g. if it was determined that from 20 to 30m would compose the mineralized intercept, the individual metre bags would be sent directly to the lab and not composited. Composite samples and duplicates were collected for analysis by several methods.

Using a riffle splitter: Four of the consecutive individual metre subsamples were passed through the riffle again to generate a composite sample. For composite samples that returned anomalous grades (>0.1 g/t), the single metre samples were collected and submitted for analysis. Composites were collected by scooping samples out of the green bags, if composite results better than 0.2g/t were returned then the single metre samples were collected and submitted for analysis.

All samples, both composite and individual metre samples, were collected into pre-numbered calico bags, which were then placed into green bags and sent to a commercial laboratory. RC sample weights for assay ranged from 2.5 to 4kg.

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The analytical method used was 30g fire assay followed by atomic absorption spectroscopy, assaying for gold only, with detection limit of 0.01 ppm.

The Croesus, Placer and Norton diamond core samples were collected into core trays and transferred to core processing facilities for logging and sampling. The DC samples were collected at nominated intervals by a Geologist from Norton and HQ half core with a minimum interval of 0.2m and maximum of 1m. Analysis was as for RC samples at a commercial laboratory.

The sample preparation has been conducted by commercial laboratories & involves all or part of: oven dried (between 85T & 105T), jaw crushed to nominal <10mm, riffle split to 3.5kg as required, pulverized in a one stage process to >85% passing 7Sum. The bulk pulverized sample is then bagged & approximately 200g extracted by spatula to a numbered paper bag that is used for the 30g or 50g fire assay charge.

RC & DC samples submitted to the laboratory are sorted and reconciled against the submission documents. Routine CRMs & blanks are inserted into the sampling sequence at a rate of 1:25 for standards & 1:75 for blanks or in specific zones at the Geologist’s discretion. The commercial laboratories complete their own QC check. Specific diamond drilling campaigns utilized barren quartz flushes between expected mineralized sample interval(s) when pulverizing.

RC field duplicate data was collected routinely and for selected intervals. Field duplicate samples were taken at the time of cone/riffle splitting the bulk sample to maintain sample support. The field supplicates are submitted for assay using the same process mentioned above. The laboratory is unaware of such submissions. A selection of historic RC field duplicates was submitted to the laboratory & underwent a screen fire 50g analysis. Some historic DC duplicates were taken by re-sampling ‘A of the remaining half core.

The sample size (2.5kg to 4 kg) relative to the grain size (>85% passing 75urn) of the material sampled is a commonly utilised practice for gold deposits within the Eastern Goldfields of Western Australia for to produce representative samples.

RC and DC samples submitted to the laboratories are sorted and reconciled against the submission documents. Not all phases of drilling to 2000 have complete descriptions of CRM and blank insertion processes. Generally, routine CRMs were inserted into the sampling sequence at rates of 1:20 to 1:25 for standards and 1:75 for blanks or in specific zones at the Geologist’s discretion. The commercial laboratories complete their own QC check.

RC field duplicate data is recorded as being collected from 1995. Field duplicate samples were taken consistently from 1996 onwards at the time of riffle splitting the bulk sample to maintain sample support. Field duplicates were submitted for assay using the same process as above. The laboratory is unaware of such submissions.

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12	Data Verification

Vox Royalty is exempted under Section 9.2 (Exemptions for Royalty or Similar Interests) of NI 43-101 from providing this disclosure, as the information required to provide such disclosure is not available to Vox Royalty.

13	Mineral Processing and Metallurgical Testing

The following section is excerpted from the Norton Gold Fields Mineral Resource and Ore Reserve Update news release dated January 2015, except where noted, for a Resource date of 31 December 2014. Changes to standardizations have been made to suit the format of this report.

Details on the metallurgical recovery criteria used to determine the Ore Reserves are given below for the Fort Scott Mineral Reserve Estimate, in Section 4 of JORC 2012 Table 1. Details for Janet Ivy are omitted from Table 1.

•	No metallurgical test work was undertaken by NGF on Fort Scott

•	Ore from Fort Scott will be delivered via road trains to NGF’s Paddington processing facility

•	Paddington Mill is based on conventional carbon in pulp technology and has achieved an annual throughput of 3.72 Mtpa in 2014 with average feed grade of 1.67 g/t with average recovery of 88.8%.

•	A recovery factor of 94% have been applied to Fort Scott’s oxide, transitional and fresh rock types as the ore will be blended with Paddington’s other ore sources to be able to achieve this recovery factor.

The following section is excerpted from a more recent study report, prepared on behalf of Norton Gold Fields by the Talis Consultants Pty Ltd, that describes a proposed Heap Leach operation for the Binduli North Project that is dated December 2020. It should be noted that this report does not constitute a Reserve Statement and changes to standardizations have been made to suit the format of this report.

In line with the JORC 2012 guidelines the quantities reported by Talis (2020) in the Mining proposal for the Binduli North Project have been termed a Mineral Resource as the authors were unable to establish the level of study that supports this Heap Leach study.

Feed to the Heap Leach produced at the Binduli North Project will be crushed and treated on-site at the heap leach processing facility. The solution from the heap leach will be processed through an adsorption circuit. Loaded carbon will be transferred into an elution circuit for stripping, followed by electrowinning and smelting in an onsite gold room.

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The flow chart shown in Figure 13-1 summarises the proposed heap leach processing circuit for the Binduli North Project.

Figure 13-1 Proposed Heap Leach Processing Flow Chart (Source: Talis, 2020)

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14	Mineral Resource Estimates

The following section includes technical information in respect of Item 14 of Form 43-101F1. The technical information as presented is however limited in nature due to reliance on and the availability of such information in the public domain and the Company has an exemption from completing such information in full pursuant to Part 9.2 of NI 43-101.

The mineral resource estimate described in the following paragraphs are reported according to JORC 2012 guidelines and not to the CIM definition standards. The authors caution that a qualified person has not done sufficient work to validate the JORC 2012 estimates, and the authors are not treating the estimates as current mineral resources or reserves as defined by CIM. The authors have not completed a detailed review of the mineral resource or completed a new resource estimate in this amended NI 43-101 technical report. The authors do however believe that the JORC 2012 resources and reserves reported in this amended technical report have been completed to a competent JORC 2012 standard, unless otherwise stated. It is not believed that there would be any material difference in the reported resource should the resource be reclassified to CIM standard from JORC 2012.

The following section is excerpted from the Norton Gold Fields Mineral Resource and Ore Reserve Update news release dated January 2015, except where noted, for a Resource date of 31 December 2014. Changes to standardizations have been made to suit the format of this report.

Table 14-1 Resource Table for M26/446 as of 31 December 2014
(Source: Norton Gold Fields 2015)

		Measured			Indicated			Inferred			Total
Project Area	Deposit	Mt	Au g/t	Ounces	Mt	Au g/t	Ounces	Mt	Au g/t	Ounces	Mt	Au g/t	Ounces
	Janet Ivy	0	0	0	8.36	0.87	234000.00	5.25	0.92	155000.00	13.61	0.89	389000.00
M26/446	Fort William	0	0	0	0.23	2.20	16000.00	1.78	1.26	72000.00	2.00	1.37	88000.00
	Fort Scott	0	0	0	0.46	1.36	20000.00	0.07	1.14	3000.00	0.53	1.33	23000.00

The resource update announced in January 2015 represents a company wide review and re-estimation of resources on all properties. Mineral Resource Estimates were completed using different methodologies of estimation dependent on size and deposit type. Table 14-2 shows the parameters used for the Resource Estimations within the Royalty area of interest.

Table 14-2 Estimation Parameters by Deposit (Source: Norton Gold Fields 2015)

Project Area	Deposit	Estimation Type	Lower Cut-off Grade (g/t)	Top Cut Grade (g/t)
	Janet Ivy	MIK	0.5	NA
M26/446	Fort William	OK	0.6	10
	Fort Scott	OK	0.7	6 to 9

* MIK – Multiple Indicator Kriging, OK – Ordinary Kriging

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Further details are given for the Fort Scott Mineral Resource Estimate listed in JORC 2012 Table 1. Details for Janet Ivy and Fort William are omitted from Table 1.

Mineral Resource Estimates were based on drilling located on a varied grid of 20m x 10m, 20m x 15m, 20m x 20m to 40m x 20m with most holes dipping -60 degrees towards grid east. The Fort Scott Resource Estimate is based on 121 RC holes (14,415 meters), and 23 RAB holes (1,128 meters). A composite length of 2 meters was used.

The Fort Scott deposit was estimated using Ordinary Kriging with a minimum block size of 5 x 5 x 2.5 and a top cut of between 6 and 9 g/t gold.

15	Mineral Reserve Estimates

The following section includes technical information in respect of Item 14 of Form 43-101F1. The technical information as presented is however limited in nature due to reliance on and the availability of such information in the public domain and the Company has an exemption from completing such information in full pursuant to Part 9.2 of NI 43-101.

15.1	Mineral Reserve

The mineral reserve estimate described in the following paragraphs are reported according to JORC 2012 guidelines and not to the CIM definition standards. The authors caution that a qualified person has not done sufficient work to validate the JORC 2012 estimates, and the authors are not treating the estimates as current mineral reserves as defined by CIM. The authors have not completed a detailed review of the mineral resource or completed a new resource estimate in this amended NI 43-101 technical report. The authors do however believe that the JORC 2012 resources and reserves reported in this amended technical report have been completed to a competent JORC 2012 standard, unless otherwise stated. It is not believed that there would be any material difference in the reported reserve should the reserve be reclassified to CIM standard from JORC 2012.

The following section is excerpted from the Norton Gold Fields Mineral Resource and Ore Reserve Update news release dated January 2015, except where noted, for a Reserve date of 31 December 2014. Changes to standardizations have been made to suit the format of this report.

The open pit reserves for Janet Ivy and Fort Scott were generated from optimization and design studies using appropriate mining methodology, geological/geotechnical characteristics, equipment selection, and mining, haulage, processing and administration costs. Processing of ore is undertaken at the 3.72 Mtpa Paddington mill. Metallurgical recovery of ore is documented from testwork or from previous treatment of similar geological ore types.

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Open pit evaluation is generally based on Whittle Optimisation, mine design, scheduling and financial analysis. Estimates of mining dilution and ore loss are guided by previous operating experience. Gold price is adjusted to reflect current spot price at that time. A summary of the optimization parameters is given in Table 15.1

Table 15-1 Ore Reserve Parameter Summary

Deposit	Mining Method	Gold Price A$	Mining Dilution	Mining Ore Loss	Process Recovery	Cut-off Grade (g/t Au)
Janet Ivy	Open Pit	1,400	0%	0%	94%	0.70
Fort Scott	Open Pit	1,400	10%	5%	94%	0.75

The Ore Reserves for Janet Ivy and Fort Scott are summarized in Table 15.2

Table 15-2 Norton Gold Fields – Ore Reserves as at 31st December 2014

Deposit	Probable Tonnes	Grade	Ounces	Total Tonnes	Grade	Ounces
Janet Ivy	2,394,257	1.11	85,291	2,394,257	1.11	85,291
Fort Scott	273,522	1.36	11,992	273,522	1.36	11,992

Details of the Ore Reserve estimation are documented in the JORC 2012 Table 1 for the Fort Scott operation in Section 4 of JORC 2012 Table 1. Details for Janet Ivy are omitted from Table 1.

15.2	Mineral Resource

The following section is excerpted from a more recent study report, prepared on behalf of Norton Gold Fields by the Talis Consultants Pty Ltd, that describes a proposed Heap Leach operation for the Binduli North Project that is dated December 2020. It should be noted that this report does not constitute a Reserve Statement and changes to standardizations have been made to suit the format of this report.

In line with the JORC 2012 guidelines the quantities reported by Talis (2020) in the Mining proposal for the Binduli North Heap Leach Project have been termed a Mineral Resource as the authors were unable to establish the level of study that supports this Heap Leach study.

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Talis (2020) report a total Mineral Resource of 41.5 million tonnes @ 0.59g/t Au for 787,235 ounces for the Janet Ivy, Karen Louise, Fort Scott and Fort William pits that make up the Binduli North Project. An overview of the proposed site layout is included below:

Figure 15-1 Location of Mine design (Talis 2020)

The results of the mine design (Table 15-3) are based on the detailed open pit designs for optimised pit shells at a gold price of A$2,200/oz, with a 9 year life of mine (LOM) and LOM stripping ratio of 2.1:1.

Table 15-3 Mining Design Results as of December 2020 (Source: Talis 2020)

Pits	Ore tonnes	Au Grade (g/t)	Ounces	Total materials movement (t)	Waste (t)
Janet Ivy	32,131,891	0.54	562,948	82,922,404	50,790,513
Karen Louise	1,712,529	0.67	37,076	9,205,698	7,493169
Fort Scott	4,574,646	0.74	108,876	26,206,185	21,631,539
Fort William	3,069,590	0.79	78,335	19,442,800	9,219,205
Grand total	41,488,656	0.59	787,235	130,623,082	89,134,426

Financial modelling completed by Norton confirms that the project is economically viable under current assumptions. In the opinion of the QP, cost assumptions and modifying factors applied in the process of estimation are reasonable.

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The Mining Design Results are considered to provide the basis of a technically and economically viable project and the proposed mine plan is technically achievable. All proposals for the operational phase involve the application of conventional technology which is widely utilised in Western Australia.

16	Mining Methods

16.1	Mineral Reserve

The following section is excerpted from the Norton Gold Fields Mineral Resource and Ore Reserve Update news release dated January 2015, except where noted, for a Resource date of 31 December 2014. Changes to standardizations have been made to suit the format of this report.

Norton generally uses two different sized open cut mining fleets are utilized. The bulk feet comprises a Hitachi 3600 excavator and Caterpillar 789D dump trucks. Selective fleets comprise two (2) Hitachi 1200 excavators and Caterpillar 777F dump trucks. For Fort Scott, “NGF’s small digger fleet model” was used to optimize the Reserve. Details on the mining method for Janet Ivy are omitted from Table 1.

Further details on the criteria used to determine the Ore Reserves are given for the Fort Scott Mineral Reserve Estimate, in Section 4 of JORC 2012 Table 1. Details for Janet Ivy are omitted from Table 1.

16.2	Heap Leach Study

The following section is excerpted from a more recent study report, prepared on behalf of Norton Gold Fields by Talis Consultants Pty Ltd, that describes a proposed 5Mtpa Heap Leach operation for the Binduli North Project that is dated December 2020. It should be noted that changes to standardizations have been made to suit the format of this report.

The proposed Binduli North Project consists of three open cut expansions of existing pits and the development of a new open pit:

• Karen Louise (new pit)

• Fort William (expansion)

• Fort Scott (expansion)

• Janet Ivy (expansion)

The open cut pits will be mined using conventional excavators, haul trucks, surface drill rigs, dozers, water trucks, service trucks and graders. Conventional drilling and blasting will occur. Water will be abstracted from the Project and dewatered to the Binduli South project area via a pipeline underneath the Great Eastern Highway.

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The Janet Ivy pit will likely be mined during the entire life of the Project, while the Fort William, Karen Louise and Fort Scott will be mined sequentially in that order over the life of the project alongside the mining at Janet Ivy. The open pits have been scheduled based on realistic mining productivity with readily achievable mining rates along with consistent material movements. An overview of the proposed mine plan sequencing is shown below:

Table 16-1 Mine Plan Overview (Source: Talis 2020)

Year
Year	1	2	3	4	5	6	7	8	9
Janet Ivy (Jl)	X	X	X	X	X	X	X	X	X
Karen Louise (KL)				X	X
Fort Scott (FS)					X	X	X	X	X
Fort William (FW)	X	X	X

Note: X indicates pits that are mined in each year.

Ore will be brought to the surface by truck and transferred to the ROM. Mine waste will be taken to the Waste Rock Dumps (WRDs):

• North WRD

• East WRD (formerly Janet Ivy East WRD)

• South WRD (formerly Fort William WRD)

• Noise bunds (West and Central)

Two Noise Bunds (West (1) and Central (2)) will be constructed to reduce the impacts of noise produced at the Project. All WRDs and Noise Bunds will be progressively rehabilitated during operations.

Ore will be temporarily stockpiled and subsequently fed into the crushing circuit. The ROM will consist of two areas. An area of 7.0 Ha will be developed as an elevated (15 m) ROM pad adjacent to the crusher using mine waste rock, ore will be fed into the crushing circuit form this ROM. The remaining ROM area will be composed of land cleared of vegetation/topsoil and sheeted with waste rock or low-grade ore sourced from the open pit. The remaining ROM will be at ground level and not a raised landform.

16.3	Geotechnical Modelling

The following section is excerpted from a study report, prepared on behalf of Norton Gold Fields by the Talis Consultants Pty Ltd, that describes a proposed Heap Leach operation for the Binduli North Project that is dated December 2020. It should be noted that this report does not constitute a Reserve Statement and changes to standardizations have been made to suit the format of this report.

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Geotechnical Assessment of Binduli North Pits was carried out by Z Twins Geotechnical (2020) the outcome are summarised below.

Table 16-2 Geotechnical Recommendations (Source: Talis 2020)

	Units	Janet Ivy	Fort William	Fort Scott	Karen Louise
Pit length (max)	m	1,376	640	646	496
Pit width (max)	m	474	480	420	262
Pit depth	m	157	96	152	106
Batter Angle (Fresh)	°	70	70	70	70
Batter Angle (Trans)	°	60	60	60	60
Batter Angle (Oxide)	°	55	55	55	55
Bench Height	m	10	10	10	10
Berm Width	m	7	7	7	7

Geotechnical core logging was carried out on 11 drill holes drilled in the vicinity of the pits. A geotechnical assessment on the Potential Zone of Instability (PZOI) was undertaken to ensure that the final location of any waste rock and abandonment bunds would not be within this zone.

Conceptual design was undertaken by Mine Earth (2020). Typical as-built design compared to the closure design for all WRDs is shown below, which will include crest bund design and toe drain design.

Figure 16-1 Berm Width typical sections for a 10m lift (Source: Talis, 2020)

Noise Bunds will be constructed as part of the construction activities from existing WRDs. The Noise bunds will remain at angle of repose (37°) during their operating life. Once the noise bunds are no longer required, they will be battered down to final design, covered by 1 m of competent material, topsoiled, ripped and seeded.

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In general, across all of the WRDs, all overburden, saprolite and shale waste rock (erosive) will not be placed on the surface of the WRD and will be covered by 1 m of competent material. Transitional waste rock and fresh siltstone (moderate competent) will also require rock armour if placed on the WRD surfaces. Fresh porphyry, arenite, conglomerate, grit and sandstone waste rock (competent) will be suitable source of durable rock armour and suitable for placement on the final WRD surfaces.

Landform flat surfaces have been designed to retain the 1 in 1000-year AEP rainfall event with 300 mm freeboard, over an effective service life of at least 300 years as detailed in Mine Earth (2020) conceptual designs.

16.4	Hydrogeology

The following section is excerpted from a study report, prepared on behalf of Norton Gold Fields by the Talis Consultants Pty Ltd, that describes a proposed Heap Leach operation for the Binduli North Project that is dated December 2020. It should be noted that changes to standardizations have been made to suit the format of this report.

The Eastern Goldfields subregion comprises highly weathered geological profiles comprising fractured bedrock aquifers hosted within partially weathered mafic/ultramafic lithologies. Tertiary horizons of transported alluvium overlie bedrock, forming highly permeable palaeochannel aquifers. Quaternaryage sediments have been deposited along modern drainage lines where palaeovalleys are sufficiently thick and saturated.

The consultants AQ2 (2020) summarises the work conducted by Kern and Commander (1993), Allen (1996) and Johnson at al. (1999), in relation to the hydrogeological features of the region and notes that the main aquifer systems are as follows:

• Weathered/ fractured bedrock – low yielding, saline to hypersaline aquifer associated with partially weathered bedrock (i.e., saprock zone) at the base of weathering profiles (especially over coarse-grained felsic rocks), vuggy secondary minerals such as a calcrete and silcrete developed within weathered mafic and ultramafic bedrock, and fresh fractured bedrock related to local and regional structures (i.e. fractures, faults, shear zones);

• Tertiary-age sediments – high yielding, hypersaline aquifer associated with alluvial sands and gravels deposited within the base of the palaeovalleys (palaeochannel aquifers); and

• Quaternary-age sediments deposited along modern drainage lines - low yielding, shallow and intermittent brackish to saline aquifer associated with the alluvial and lacustrine deposits, which are sporadically saturated after heavy rainfall events, with the water table close to the surface in playa lake environments.

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AQ2 (2020) notes that the Project is location within the Goldfields Groundwater Area and specifically within the Roe Sub-area with hydrogeology largely controlled by local fractured basement rocks. In addition, there are variations in local permeability and porosity associated with these structures whilst in other areas, weathering has resulted in a clay-rich saprolite gouge which consequently reduced the permeability of the location. There are no shallow surficial or paleochannels present and the regional water table ranges from less than 1 m in playa-lake environments to more than 40 m in elevated areas.

Furthermore, this water table may be absent in high areas where the weathered and fractured zone is unsaturated or where fractures are poorly developed.

Groundwater flow is generally to the east towards the major palaeodrainage systems, the ephemeral lakes and salt pans although the direction of groundwater flow and variation in salinity are closely related to topography with the majority of groundwater in the region being saline or hypersaline in nature. Some brackish groundwater is evident in small, elevated areas of enhanced recharge and is typically located within unweathered fractured rocks (Kern 1995) or in the uppermost reaches of palaeochannel systems (AQ2 2020b).

Dewatering of open pits will be required to allow safe mining pit dewatering will be the main supply of water for the Heap leach operation, Pit dewater will be pumped to a pit water pond were it will be treated via a WTP and the treated water discharge to the raw water pond for use in the Heap leach and processing circuits. Brine from the water treatment plant will be discharged to Binduli North and South pits.

Excess dewatering water will be discharged to existing pit not in use at Binduli North or Binduli South, when dewatering does not meet the Heap Leach operational requirements, water will be pumped from Binduli South to supplement the dewatering feed. The discharge and water supply pipelines to Binduli South will consist of dual pipeline to allow flexibility i.e. dewatering discharge or water supply from Binduli South can be separated form discharge of Brine from the water treatment plant.

Pipelines from Binduli North to Binduli South will make use of existing disturbance were possible to minimise impacts. Pipelines will be bunded or buried and have leak detection and automatic cut-off fitted in case of leak or damage to the pipeline. Pipelines will be inspected twice daily during operations.

16.5	Mining Infrastructure

The following section is excerpted from a study report, prepared on behalf of Norton Gold Fields by the Talis Consultants Pty Ltd, that describes a proposed Heap Leach operation for the Binduli North Project that is dated December 2020. It should be noted that changes to standardizations have been made to suit the format of this report.

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The Mining Proposal application (Talis 2020) includes the construction works relating to construction, commissioning and time limited operations of the following:

•	Mine pit dewatering and subsequent transport of dewatered water via pipeline to neighbouring pits. Brine from the water treatment plant will also be discharged to neighbouring pits;

•	Nano filtration water treatment plant (pre-constructed, commissioned and bunded within a dedicated sea container);

•	Crushing, screening and agglomeration of ore;

•	On-site crushing, screening of material for road base / aggregate by mobile plant equipment;

•	Conveyor and radial stacker for placing the agglomerated ore on heap leach pad;

•	Construction and operation of a heap leach facility including leachate ponds and processing facility;

•	Installation and operation of a diesel power generation facility;

•	Chemical storage (associated with heap leach processing, and also diesel/LPG); and

•	On-site landfilling activities.

The main items of infrastructure are therefore:

•	ROM pads

•	Waste Rock dumps

•	Water treatment plant

•	Mobile crushing and screening plant

•	Conveyor and radial stacker

•	Heap leach facility

•	Diesel power plant

•	Chemical storage area

17	Recovery Methods

The following section is excerpted from the Norton Gold Fields Mineral Resource and Ore Reserve Update news release dated January 2015, except where noted, for a Resource date of 31 December 2014. Changes to standardizations have been made to suit the format of this report.

Details on the metallurgical recovery criteria used to determine the Ore Reserves are given below for the Fort Scott Mineral Reserve Estimate, in Section 4 of JORC 2012 Table 1. Details for Janet Ivy are omitted from Table 1.

•	No metallurgical test work was undertaken by NGF on Fort Scott

•	Ore from Fort Scott will be delivered via road trains to NGF’s Paddington processing facility

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•	Paddington Mill is based on conventional carbon in pulp technology and has achieved an annual throughput of 3.72 Mtpa in 2014 with average feed grade of 1.67 g/t with average recovery of 88.8%.

•	A recovery factor of 94% have been applied to Fort Scott’s oxide, transitional and fresh rock types as the ore will be blended with Paddington’s other ore sources to be able to achieve this recovery factor.

The following section is excerpted from a more recent study report, prepared on behalf of Norton Gold Fields by the Talis Consultants Pty Ltd, that describes a proposed Heap Leach operation for the Binduli North Project that is dated December 2020. It should be noted that this report does not constitute a Reserve Statement and changes to standardizations have been made to suit the format of this report.

In line with the JORC 2012 guidelines the quantities reported by Talis (2020) in the Mining proposal for the Binduli North Project have been termed a Mineral Resource as the authors were unable to establish the level of study that supports this Heap Leach study.

Feed to the Heap Leach produced at the Binduli North Project will be crushed and treated on-site at the heap leach processing facility. The solution from the heap leach will be processed through an adsorption circuit. Loaded carbon will be transferred into an elution circuit for stripping, followed by electrowinning and smelting in an onsite gold room.

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The flow chart shown in Figure 17-1 summarises the proposed heap leach processing circuit for the Binduli North Project.

Figure 17-1 Proposed Heap Leach Processing Flow Chart (Source: Talis, 2020)

18	Project Infrastructure

Vox Royalty is exempted under Section 9.2 (Exemptions for Royalty or Similar Interests) of NI 43-101 from providing this disclosure, as the information required to provide such disclosure is not available to Vox Royalty.

19	Market Studies and Contracts

Vox Royalty is exempted under Section 9.2 (Exemptions for Royalty or Similar Interests) of NI 43-101 from providing this disclosure, as the information required to provide such disclosure is not available to Vox Royalty.

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NI 43-101 Technical Report – Janet Ivy Gold Mine

20	Environmental Studies, Permitting, and Social or Community Impact

Vox Royalty is exempted under Section 9.2 (Exemptions for Royalty or Similar Interests) of NI 43-101 from providing this disclosure, as the information required to provide such disclosure is not available to Vox Royalty.

21	Capital and Operating Costs

Vox Royalty is exempted under Section 9.2 (Exemptions for Royalty or Similar Interests) of NI 43-101 from providing this disclosure, as the information required to provide such disclosure is not available to Vox Royalty.

On 1 August 2021 Zijin announced that the total capital cost of the combined Binduli expansion (5Mtpa Binduli North + 10Mtpa Binduli South) is A$462 million and that investment in the project during the first half of 2021 was RMB 0.43B (A$90 million).

No operating costs have been released for the Binduli North Project or the current Janet Ivy Mine.

22	Economic Analysis

Vox Royalty is exempted under Section 9.2 (Exemptions for Royalty or Similar Interests) of NI 43-101 from providing this disclosure, as the information required to provide such disclosure is not available to Vox Royalty.

23	Adjacent Properties

The exploration permits surrounding the Janet Ivy area (M26/446) are owned by Bellamel Mining (a subsidiary of Norton) and include parts of the Fort William and Fort Scott deposits. Permits to the East and South are held by private individuals. Mining License M26/855 to the north of the property is currently under application by Black Mountain Gold Limited.

There is no publicly available information for these adjacent licenses.

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Figure 23-1 Janet Ivy Area and Adjacent Licences

24	Other Relevant Data and Information

Vox Royalty is exempted under Section 9.2 (Exemptions for Royalty or Similar Interests) of NI 43-101 from providing this disclosure, as the information required to provide such disclosure is not available to Vox Royalty.

25	Interpretation and Conclusions

KCL has relied solely on information published in the public domain and notes the following limitations with respect to compliance with requirements and guidelines as included in NI 43-101, For 43-101F1 and the Companion Policy as published and updated by CSA, where KCL:

•	Was not able to make a site visit as Part 6.2 of NI 43-101,

•	Was not able to verify and validate any technical information used to evaluate historic resource estimates, nor any technical information by previous owners of the Janet Ivy Mine.

Given the limitations of relying on public domain data, KCL was unable to comply with the following aspects of NI 43-101: Part 3 (3.2), (3.3), (3.4-b, c, d); Part 6 (6.2, 6.3, 6.4) and;

•	KCL, while relying on public information for the Technical Report has been unable to:

○	Secure specific consents from individuals or corporations which have published public domain data,

○	With respect to ongoing work conducted by Norton: Obtain detailed technical information relating to the follow requirements of Form 43-101F1:

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▪	Item 6 (d), Item 9, Item 10, Item 11, Item 12, Item 13, Item 14, Item 15, Item 16, Item 17, Item 18, Item 19, Item 20, Item 21, Item 22 and Item 24.

25.1	Potential Risks

The Janet Ivy Mine can be considered a producing mine, and as such there are many associated risks. These risks can be mitigated through advanced exploration, data collection and evaluation techniques, as well as engineering using current estimates for costs, exchange rates and gold prices. Some identified risks:

•	Access to Norton’s current project for independent verification was not granted,

•	Geological interpretation – Further infill drilling may change the geological interpretation leading to a reduction in the interpreted mineralized envelope.

•	Historic mineral resources are reported according to JORC guidelines and do not comply with NI 43-101 reporting requirements and associated CIM definition standards.

•	Mine planning is subject to further optimisation and outlooks could change.

•	As at the time of writing this report significant labour shortages in the Western Australian mining industry persist, as such the completion timing of the A$462M Binduli heap leach expansion construction is unclear and incremental production from Binduli North could potentially be delayed from the March 2022 target to late-2022.

26	Recommendations

Based on the expertise of KCL it is recommended that Vox Royalty continues to request all current information related to Janet Ivy from Norton Gold Fields for an independent geological evaluation of the property.

KCL is unaware of any other significant factors and risks that may affect access, title, or the right or ability to continued work recommended for Janet Ivy.

27	References

GIFFORD, A.C., 1989. Summary Report Binduli Prospect. Featherstone Geological Consultants Pty Ltd.

BARNES, J.F.H., 1995. Binduli North Project Janet Ivy Deposit Resource Estimation and Pit Optimisation. Resource Service Group.

BOM. (2021), Kalgoorlie-Boulder Airport weather station (#12038) Climate data, Bureau of Meteorology. Accessed: 25.08.2021

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28	Statements of Qualifications and Consent

CERTIFICATE OF QUALIFIED PERSON

To Accompany the report entitled: NI 43-101 Technical Report – Janet Ivy Gold Mine, Australia, September 30, 2021.

I, Timothy Strong BSc (Hons) ACSM FGS MIMMM RSci, residing at 8400 S Dixie Hwy, Miami, Florida, USA, do hereby certify that:

1)	I am a Principal Geologist with the firm of Kangari Consulting LLC, with an office at 1000 Brickell Ave, Ste 715, Miami, Florida, USA, 33131;

2)	I am a graduate of the University of Exeter in 2009, I obtained a Bachelor of Science (Honors) in Applied geology. I have practiced my profession continuously since 2009. I have worked as an exploration geologist and economic geologist for 11 years. During my career I have worked on projects from grassroots though to feasibility in Australia, Cote d’Ivoire, Eritrea, Ethiopia, Mali, Mauritania, Pakistan, Sierra Leone, Spain and Sudan. Projects have included the 8 million-ounce Syama Gold Project in Mali and the 2 million-ounce Yaoure Gold Project in Cote d’Ivoire.

3)	I am a professional Geologist registered with the Institute of Materials, Minerals and Mining (MIMM 453602) and a Registered Scientist with the Science Council (RSci SC00027363)

4)	I have not personally visited the project area as it was not required under section 9.2 of NI 43-101.

5)	I have read the definition of Qualified Person set out in National Instrument 43-101 and certify that by virtue of my education, affiliation to a professional association, and past relevant work experience, I fulfil the requirements to be a Qualified Person for the purposes of National Instrument 43-101 and this technical report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1;

6)	I, as a Qualified Person, I am independent of both Vox Royalty and Norton Gold Fields Limited, as defined in Section 1.5 of NI 43-101;

7)	I am author of this report and responsible for sections 1 through 29; and accept professional responsibility for those sections of this technical report;

8)	I have had no prior involvement with the subject property.

9)	I have read NI 43-101 and confirm that this technical report has been prepared in compliance therewith;

10)	Kangari Consulting LLC was retained by Vox Royalty to prepare a technical audit of the Janet Ivy Mine. In conducting our audit, a gap analysis of project technical data was completed using CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines and Canadian Securities Administrators National Instrument 43-101 guidelines. The technical report is based on public domain information.

11)	I have not received, nor do I expect to receive, any interest, directly or indirectly, in the Janet Ivy Mine or securities of Vox Royalty Corp.

12)	As of the date of this certificate, to the best of my knowledge, information and belief, this technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

/s/ Timothy J Strong
Miami USA	Timothy J Strong MIMMM
October, 2021	Principal Geologist

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CERTIFICATE OF QUALIFIED PERSON - RESERVES

To Accompany the report entitled: NI 43-101 Technical Report – Janet Ivy Gold Mine, Australia, September 30, 2021.

I, Matthew Randall BSc (Hons), PhD, CEng, ACSM, MIMMM, of Axe Valley Mining Consultants Limited, 138 High St, Swanage, Dorset, BH19 2PA, UK; do hereby certify that:

1)	I am a Principal Mining Engineer and Director with the firm of Axe Valley Mining Consultants Limited, with a registered office at 138 High St, Swanage, Dorset BH18 2PA, United Kingdom

2)	I am a graduate of the University of Exeter where I obtained a Bachelor of Science (Hons) in Mine Engineering in 1978 and a PhD in Rock Mechanics in 1989. I have practiced my profession continuously since 1978 and have worked as mining engineer for more than 40 years. During a career of more than 25 years with Rio Tinto I worked on site as a Mining Engineer, a Technical Services, Chief Mining Engineer, and as a Principal Consultant in the Technical Services division. For the last 10 years I have managed Axe Valley Mining Consultants and have worked on a wide variety of commodities (Gold, Silver, Platinum, Borax, Iron Ore, Coal, Talc etc), in many different countries around the world and have been directly involved in mineral resource and reserve estimations for mineral deposits. I have also been directly involved in all aspects of the planning and evaluation of gold deposits in Europe, Africa, Australia, Russia and South America.

3)	I am a professional Mining Engineer, registered with the Institute of Materials, Minerals and Mining (MIMM 458442) and a Registered Chartered Engineer with the Engineering Council (345134)

4)	I have not personally visited the project area as it was not required under section 9.2 of the NI 43-101.

5)	I have read the definition of Qualified Person set out in National Instrument 43-101 and certify that by virtue of my education, affiliation to a professional association, and past relevant work experience, I fulfil the requirements to be a Qualified Person for the purposes of National Instrument 43-101 and this amended technical report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1;

6)	I, as a Qualified Person, I am independent of both Vox Royalty and Norton Gold Fields Limited, as defined in Section 1.5 of NI 43-101;

7)	I am an author of this report and responsible for sections 15 to 16 and sections 21 and 22; and accept professional responsibility for those sections of this amended technical report; I also confirm that I have read the document and it fairly and accurately represents the information in the technical report.

8)	I have had no prior involvement with the subject property.

9)	I have read National Instrument 43-101 and confirm that this amended technical report has been prepared in compliance therewith;

10)	Axe Valley Mining Consultants Limited was retained by Vox Royalty to prepare a technical audit of the Janet ivy Mine. In conducting our audit, a gap analysis of project technical data was completed using CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines and Canadian Securities Administrators National Instrument 43-101 guidelines. The technical report is based on public domain information.

11)	I have not received, nor do I expect to receive, any interest, directly or indirectly, in the Janet Ivy Mine or securities of Vox Royalty Corp.

12)	As of the date of this certificate, to the best of my knowledge, information and belief, this technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

/s/ Matthew Randall
Langley, UK	Matthew Randall CEng, MIMMM
October 2021	Principal Mining Engineer

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29	Date and Signatures

To: TSX Venture Exchange

 Ontario Securities Commission

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Services Commission (New Brunswick)

Government of Newfoundland and Labrador, Financial Services Regulation

Division

I, Timothy Strong, do hereby consent to the public filing of the technical report entitled NI43-101 Technical Report Janet Ivy Gold Mine, Western Australia, Australia, and dated October 05, 2021 (the “Technical Report”) by Vox Royalty Corp. (the “Issuer”) under its profile on SEDAR at www.sedar.com..

/s/ Timothy J Strong
Miami, USA	Timothy J Strong MIMMM
October, 2021	Principal Geologist

To: TSX Venture Exchange

Ontario Securities Commission

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Services Commission (New Brunswick)

Government of Newfoundland and Labrador, Financial Services Regulation

Division

I, Matthew Randall, do hereby consent to the public filing of the technical report entitled NI43-101 Technical Report Janet Ivy Gold Mine, Western Australia, Australia, and dated October 05, 2021 (the “Technical Report”) by Vox Royalty Corp. (the “Issuer”) under its profile on SEDAR at www.sedar.com..

/s/ Matthew Randall
Langley, UK	Matthew Randall CEng MIMMM
October, 2021	Principal Mining Engineer

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